Arthur J. Gallagher & Co.

The Gallagher Centre

Two Pierce Place

Itasca, IL 60143-3141

May 26, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Att: Jeffrey Riedler

Re:	Arthur J. Gallagher & Co.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed March 29, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

File No. 001-09761

Dear Mr. Riedler:

This letter is provided by Arthur J. Gallagher & Co. (the “Company”, “we” or “our”) in response to the letter from the Staff of the Securities and Exchange Commission dated May 12, 2010 (the “Comment Letter”). The headings and numbered responses below correspond to the headings and numbered paragraphs in the Comment Letter.

Definitive Proxy Statement filed March 29, 2010

Related Party Transactions, page 14

1.	To the extent you have agreements with the related parties, please file them as exhibits. If you have determined that you are not required to file them, please present us with an analysis supporting your determination.

We have one agreement with a subsidiary of the entity named in our related party disclosure for the provision of certain temporary personnel-related services. We have determined that we are not required to file this agreement under the standards set forth in Regulation S-K Item 601(b)(10), because it was entered into in the ordinary course of business and is immaterial, in amount and significance, to our business.

We also have standard non-compete / non-solicit agreements and standard equity award grant agreements with the individuals referred to in our related party disclosure. We have previously filed forms of our equity award grant agreements, which are listed in the exhibit index of our Form 10-K for the Fiscal Year Ended December 31, 2009, and we have determined that we are not required to file the non-compete / non-solicit agreements because they were entered into in the ordinary course of business and are immaterial, in amount and significance, to our business.

Arthur J. Gallagher & Co.

File No. 001-09761

Executive Summary, page 18

2.	We note your statement that “the committee has determined that our compensation programs appropriately balance short-term and long-term incentives and discourage executives from taking excessive risks to maximize earnings or meet performance objectives in a single year at the expense of our long-term objectives.” Please provide us with an analysis supporting your determination that your compensation policies and practices do not present risks that are likely to have a material adverse effect on you or your business.

Based upon an analysis conducted by management and discussions between management and our Compensation Committee, we determined that our overall compensation policies and practices do not present risks that are likely to have a material adverse effect on us or our business. In reaching this determination, our Compensation Committee and management noted the following factors:

•	No single business unit bears a disproportionate share of our overall risk profile.

•	No single business unit is significantly more profitable than the other business units.

•	Our compensation practices are substantially consistent across all business units both in the amount and types of compensation awarded.

•	Substantially all of our revenue-producing employees are sales professionals whose compensation is tied to the amount of revenue received by the Company.

•

Our compensation programs for executive officers cap annual cash incentive compensation at 150% of base salary (a level that is rarely reached). We believe that this helps ensure that no single year’s results and no single corporate action has a disproportionate effect on executive officers’ annual compensation, and that it encourages steady and consistent long-term performance by our executive officers.

Compensation Discussion and Analysis, page 21

3.	We note your statement on page 21, “The individual performance goals and accomplishments used to determine named executive officer’s annual incentive compensation award amounts cover certain strategic incentives within our company that are confidential.” We also note that you have not quantified the business unit performance measures. Please present an analysis supporting your conclusions that the disclosure of each of the individual performance goals and business unit performance measures are likely to cause competitive harm. As your analysis must explain how the disclosure is likely to cause competitive harm, you may want to consider requesting confidential treatment for your response pursuant to Rule 83.

Alternatively, identify each individual goal and business unit performance measure and the level of achievement. To the extent that the goals were quantified, your disclosure should also be quantified.

Arthur J. Gallagher & Co.

File No. 001-09761

Individual Performance Goals

In response to the Staff’s comment, we think it is important to clarify that the individual performance goals of the named executive officers are subjective, qualitative performance goals. In any given year they may include, among others, goals relating to:

•	expense reduction;

•	cross-selling initiatives;

•	integration of acquisitions;

•	effective management of our debt structure;

•	completion of financing and other transactions;

•	increasing the effectiveness of our sales force; and

•	other strategic initiatives at a business unit or Company-wide level.

No quantitative levels are set in connection with these goals. On page 22 of our Definitive Proxy Statement filed March 29, 2010, we identified certain examples of these goals for each named executive officer to highlight the general nature of these subjective goals. Particular goals for each named executive officer may change from year to year based on strategic initiatives at the business unit or Company-wide level. While no single performance goal is material to investors’ understanding of our compensation policies or decisions, we believe that disclosing the full list of these qualitative performance goals for each named executive officer could give both our customers and competitors insight into our non-public, confidential and proprietary business plans and future objectives, which could then be used to our detriment.

Business Unit Performance Measures

In response to the Staff’s comment regarding business unit performance measures, set forth below is the table at the bottom of page 21 of our Definitive Proxy Statement filed March 29, 2010, revised to include the business unit performance measures and levels achieved in 2009. We will also include such information in future filings, to the extent consistent with our compensation programs as they exist at the time of such filings.

	2009 BUSINESS UNIT PERFORMANCE MEASURES (MILLION)		2009 ACTUAL (MILLION)		PERCENTAGE OF BUDGET ACHIEVED
Business Unit (Named Executive Officer Responsible)	Revenue	EBITAC	Revenue	EBITAC	Revenue	EBITAC
Employee Benefit Consulting and Brokerage (James W. Durkin, Jr.)	$326.1	$88.1	$330.9	$87.6	102%	99%

Property/Casualty Brokerage (James S. Gault)	$641.1	$111.2	$700.1	$139.8	109%	126%
Wholesale Brokerage (David E. McGurn, Jr.)	$239.9	$39.0	$239.3	$29.9	100%	77%

Arthur J. Gallagher & Co.

File No. 001-09761

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 1A. Risk Factors, page 46

1.	We note that your brokerage segment operations include negotiating and placing employer-provided health and welfare insurance. Additionally, we note that you have not discussed the potential consequences of the recently enacted healthcare legislation in either MD&A or a risk factor. Please tell us why you have determined that such disclosure is not necessary.

On the basis of an analysis conducted by management, we determined not to include a separate discussion in our Form 10-Q for the Quarterly Period ended March 31, 2010 regarding the potential consequences of the recently enacted healthcare legislation. We made this determination because (i) at the time we filed our Form 10-Q, we could not identify any specific material adverse consequences resulting from the legislation and concluded it was too early to determine whether the legislation would have any material positive consequences for our business; and (ii) we believed our existing risk factor regarding changes in legislation or regulations on page 12 of our Form 10-K for the Fiscal Year ended December 31, 2009 sufficiently covered any risks and uncertainties related to the recently enacted healthcare legislation.

We are carefully evaluating the impact the healthcare legislation may have on our business. If and when any material potential consequences of that legislation become clear, we will include a separate discussion regarding those potential consequences in our future filings. Likewise, if we believe that any potential risks stemming from such legislation become separately identifiable from the risks we have already included in the “Risk Factors” section of our Form 10-K for the Fiscal Year ended December 31, 2009, we will include in our next Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as the case may be, an appropriately updated risk factor discussion.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary